August 31, 2009

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Healthcare Services
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	NeoStem, Inc. (the "Company" or "NeoStem")
Form 10-K for the fiscal year ended December 31, 2008 Filed March 31, 2009
File No. 001-33650

Dear Ms. Jenkins:

We are in receipt of your letter dated July 24, 2009 (the "Letter") regarding the review by the Securities and Exchange Commission (the "Commission") of the Annual Report on Form 10-K of the Company for the year ended December 31, 2008 (the "2008 Annual Report").

As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008
Note 1 — The Company page F-9

1.      We note that your primary business is to manage a network of adult stem cell collection centers which are opened by medical practitioners who have signed collection agreements. Please tell us and disclose in future filings the significant terms of these agreements and describe the fee arrangements with respect to how you and the medical practitioners are compensated. Tell us whether you are responsible for any costs involved in opening and operating these collection centers. Please discuss whether you have controlling financial interests over these collection centers and provide us with an analysis of six factors under EITF 97-2.

Company Response:

1. (a) Describe significant terms and fee arrangements of the collection center agreements.

420 Lexington Avenue, Suite 450, New York, NY 10170    212.584.41B main     646.514.7787 fax

The terms of NeoStem's collection center agreements are substantially similar.  NeoStem provides adult stem cell processing and storage services, as well as expertise and certain business, management and administrative services of a non-clinical nature in support of each physician practice serving as a collection center. In each case, the physician practice agrees that NeoStem will be its exclusive provider of adult stem cell processing and storage, management and other specified services.  The agreements also make clear that since NeoStem is not licensed to practice medicine, NeoStem cannot and does not participate in clinical care or clinical decision making, both of which are exclusively the responsibility of the collection center (i.e., the responsibility of the physician or the medical practice).  The agreements provide for the payment to NeoStem by the collection center of specified fees for services, including marketing and administrative support services and  network services fees.  In light of the corporate practice of medicine prohibition in states in which we operate, NeoStem is not permitted to have any equity or other ownership interest in any of the physician medical practices that serve as collection centers. Each of the agreements is for a multi-year period, depending on the particular center, and typically has an automatic renewal provision for consecutive one year periods at the end of the initial term that also permits either party to terminate prior to renewal.  The agreements may also relate to a territory from which patients seek collection services.  The agreements contain insurance obligations and indemnification provisions, limitations on liability and other standard provisions. NeoStem grants to each physician practice serving as a collection center a non-exclusive license to use its trademarks and intellectual property but otherwise retains all rights thereto, and each collection center is bound by confidentiality obligations to NeoStem and non-competition provisions. Generally, the agreements may be terminated by either party with prior written notice in the event of an uncured material breach by the other party and may be terminated by either party in the event of the other party’s bankruptcy, insolvency, receivership or other similar circumstances.

The Company disclosed significant contractual terms in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (in Note 1 to the Unaudited Consolidated Financial Statements).  The Company will modify  this disclosure in future filings as appropriate and will update the information as circumstances dictate.

(b)	Tell us whether you are responsible for any costs involved in opening and operating these collection centers.

We are not responsible for any costs of opening or operating a collection center.

(c)	Please discuss whether you have any controlling financial interests over these collection centers.

(i)
We do not have any controlling financial interests over the collection centers in our network. We provide services and support to physicians who wish to offer stem cell collection services within an existing medical practice or in stand-alone medical facilities.  However, NeoStem has no ownership interests in or financial control over these medical practices or medical facilities.

EITF 97-2, which relates to the establishment by a physician practice management group (a "PPM") of a controlling financial interest in a physician practice, sets out six requirements, all of which must be met in order for a company to be deemed to have controlling financial interest over a physician practice.  Below, please find our analysis of each such requirement as it relates to the physician medical practices that serve as collection centers.

1.	The contractual arrangement between the PPM and the practice has a term that is either (a) the entire remaining legal life of the physician practice entity or (b) has a period of 10 years or more.

i.  Our collection center agreements do not satisfy this requirement.  In general, our collection center agreements have an initial term of three to five years in duration, although they are automatically renewable for one-year terms.  Either party may terminate the agreement for any reason upon 90 days notice in advance of the expiration of the initial term or any renewal term or as otherwise described in 1(a) above.

ii.  The agreements do not cover the useful life or remaining life of a practice, other than, potentially, the practice’s adult stem cell collection operations.  Adult stem cell collection operations are typically a very small part of a physician’s overall practice.  To date, the revenue generated from the stem cell collection business has been minimal.

2.
The contractual arrangement between the PPM and the Practice is not terminable by the Practice except in the case of gross negligence, fraud, or other illegal acts by the PPM, or bankruptcy of the PPM.

Our collection center agreements do not satisfy this requirement.  As discussed in (1)(i) above, and in 1(a) above, physician practices serving as collection centers may terminate their agreements with the requisite advance written notice.  In addition, the agreements may be terminated by either party in the event of an uncured material breach or the other party’s bankruptcy, insolvency, receivership or other similar circumstances.

3.	The PPM has exclusive authority over all decision making relating to the ongoing, major or central operations of the practice, except for the dispensing of medical services.

Our collection center agreements do not satisfy this requirement.  While the physician practice serving as the collection center must follow certain protocols under our agreements (for example restricting stem cell collections to patients who are free of certain infectious diseases), these protocols apply solely with respect to adult stem cell collection operations.  Otherwise, NeoStem has no decision making authority over the larger scope of clinical services provided by the practice; patient acceptance policies and procedures; the pricing of services; the negotiation and execution of contracts; or the establishment and approval of operating or capital budgets.

4.
In addition to 3, the PPM has exclusive authority over all decision making related to total practice compensation of the licensed medical professionals as well as the ability to establish and implement guidelines for the selection, hiring and firing of them.

Our collection center agreements do not satisfy this requirement. NeoStem does not have any control over the hiring, firing, or compensation of physicians or any licensed personnel in any practice serving as a collection center.  We do verify the credentials of any physician who wishes to provide stem cell collection services with us, but if the physician does not pass our credentialing process we would not establish a collection center with the physician. In addition, while it is possible that NeoStem could choose not to include a physician in a practice from participating in contracted stem cell collection activities, that decision would have no bearing on the physician’s employment status within the medical practice itself.

5.	The PPM has a significant financial interest in the Practice and the Practice is unilaterally salable or transferable by the PPM.

Our collection center agreements do not satisfy this requirement.  As discussed above, NeoStem only provides support to physicians engaged in adult stem cell collection, which is typically offered as a service within a larger medical practice.  NeoStem has no involvement in, or right to sell or transfer any physician practice serving as a collection center.

6.
The PPM has a significant financial interest in the Practice that provides the PPM with the right to receive income, both as ongoing fees and as proceeds from the sale of its interest in the Practice, in an amount that fluctuates based on the performance of the operations of the Practice and the change in the fair value thereof.

Our collection center agreements do not satisfy this requirement.  NeoStem does receive (i) set fees for NeoStem’s processing and storage services; (ii) set fees for staff training and the right to use NeoStem's know-how, protocols, procedures, intellectual property and related items; and (iii) ongoing set fees for administrative services, stem cell collection support and marketing support.  These fees do not fluctuate based on the overall performance of the physician practices serving as the collection centers.  NeoStem has no rights to any proceeds from the sale of any such physician practice serving as a collection center.

Note 2 — Summary of Significant Accounting Policies, page F-10
Revenue Recognition, page F-10

2.      We note that you recognize revenues related to the collection and utilization of adult stem cells. If physicians not employed by you actually collect and utilize the stem cells, please tell us whether you recognize this revenue on a gross basis as a principal or on a net basis as an agent. Please refer to EITF 99-19.

Company Response:

The physician practices serving as collection centers do collect stem cells, but they do not utilize these cells for treatment purposes at the time of collection.  The stem cells are collected from healthy patients to be banked for future use.  We recognize revenues related to stem cell collections on a gross basis as a principal.

EITF 99-19 sets out guidance for using the gross revenue reporting method of revenue recognition as follows:

(i)  The company is the primary obligor in the arrangement.

Under our collection center agreements, NeoStem has the primary responsibility for determining the acceptability of the final collected stem cell product.  Acceptability is dictated by industry standards and regulations, and our patient contracts make clear that certain aliquots of cells may be unsuitable for storage if they fail to meet standards.  If it is determined that collected stem cells are unsuitable for storage (for example, if it is determined that a patient failed to mobilize a sufficient quantity of stem cells for storage) the patient is still obligated to pay the physician for the collection services that he rendered.  If NeoStem has received payment from the patient for the totality of services (collection, processing and storage) then NeoStem would still be obligated to remit the portion attributable to the physician’s professional services to the physician.

(ii)  The company has general inventory risk (before the customer order is placed).

Even though we are a service provider, we do have risk associated with inventory loss.  As discussed above, the patient is obligated to compensate physicians for their professional services associated with a stem cell collection, regardless of whether or not the stem cells prove to be acceptable for banking and NeoStem is obligated to remit payment for the physician’s professional services to the physician.   If the cells are damaged or destroyed, our liability is limited to the amount paid by the client.  In such case, we would either refund the fees paid by the patient for the collection or pay for a second collection to replace the lost cells.

(iii) The company has the latitude in establishing prices.

The price of a stem cell collection is set by NeoStem.

(iv)  The company changes the product or performs part of the service.

Following a physician’s collection of blood product from patients undergoing stem cell collection and banking, NeoStem is responsible for arranging for the testing and processing of the blood and ultimately for providing storage services.

(v) The company has discretion in supplier selection.

NeoStem has complete control over the suppliers used for stem cell processing and banking.  NeoStem is the exclusive provider of these services to physician practices serving as collection centers, and the physician practices must obtain prior written consent to obtain such services from other suppliers.

(vi)  The company is involved in the determination of product or service specifications.

NeoStem has established criteria, based on industry standards and applicable law, for determining whether or not collected stem cells are  suitable for banking.  NeoStem is solely responsible for determining whether or not collected stem cells satisfy these criteria.

(vii) The company has physical loss inventory risk (after customer order or during shipping).

If cells are lost or damaged during the transportation of those cells after collection, NeoStem’s liability would be limited to a refund to the patient of the fees paid or for the cost of a second collection.  In such a case, NeoStem would be obligated to pay for the professional physician fees associated with any subsequent collection to replace lost cells.

 (viii) The company has credit risk.

Once a contract is signed and the collection is completed it is NeoStem's obligation to collect the monies due from the client/patient. If NeoStem fails to collect from the patient it is not relieved of its obligation to remit patient payments due the physician for the stem cell collection.

3.      We note that you record revenue for start-up fees received from physicians seeking to establish collection centers once the agreement has been signed and the physicians have been qualified by your credentialing committee. You state that these fees are in consideration for establishing a service territory for the physician. Please explain why you believe that start-up fees can be immediately recognized as revenue. Refer to Staff Accounting Bulletin Topic 13.A.3.(f) and EITF 00-21.

Company Response:

Initially, we believed that it was appropriate to recognize start-up fees immediately because these fees were unrelated to any additional services that NeoStem might deliver, or additional future activities in which NeoStem would need to engage. Our purpose in charging an initial fee was to ensure the physician’s financial motivation to promote stem cell collection services to his or her patients and other interested individuals. Our start-up fees have ranged from $5,000 to $30,000 per physician practice and recently have trended toward the lower end of this range. The typical fee for collecting adult stem cells from a patient is approximately $7,500, of which an aggregate of approximately $1,400 constitutes physician or physician practice fees for services. In a successful physician practice providing collection services, start-up fees are quickly recovered and do not require an extended multi-year effort for the physician to recover such fees. Therefore, we believed that recognition of start up fees immediately was appropriate.  However, in reviewing the guidance for revenue recognition in Staff Accounting Bulletin Topic 13.A.3.(f) and EITF 00-21, and in light of the fact that more recently, these initial fees have been tied to certain rights and activities, we now believe that it is more appropriate for our start up fees to be recognized ratably over the life of the contract.  During the quarter ended June 30, 2009, the Company so modified its revenue recognition policy, which is reflected in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.  Below is a chart for 2008 showing the impact if we had modified our revenue recognition policy.  As demonstrated below, modifying our revenue recognition policy would not have had a material impact on our net loss during such period or on the overall financial position of the Company:

Revenues As Reported in 2008
Start Up Fees	$31,000.00
Stem Cell Collections and Storage	51,941.00
Shipment of Cells	600.00
Other Revenues	-
83,541.00
Revenues as Adjusted for 2008
Start Up Fees	90,050.00
Stem Cell Collections and Storage	51,941.00
Shipment of Cells	600.00
Other Revenues	-
142,591.00
Bad Debt Expense as reported	21,500.00
Bad Debt Expense as adjusted	9,450.00

Net Loss as Reported	$(9,242,071.00)
Net Loss as Adjusted	$(9,170,971.00)
Change	$71,100.00
% of Net Loss	-0.77%

Note 9 — Stockholders' Equity, page F-16
(c) Warrants, page F-24

4.     In future filings, provide a summary of warrant activity in a manner similar to that provided for options on page F-29. Refer to paragraphs 65 and A241 of SFAS 123(R).

Company Response:

Tables summarizing warrant activity similar to the tables provided for stock options were included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (in Note 6 to the Unaudited Consolidated Financial Statements) and will be included in future filings where such disclosure is applicable.

Item 9A. Controls and Procedures. page 78
(a) Disclosure controls and Procedures, page 78

5.     You disclose "disclosure controls and procedures can only provide reasonable, not absolute, assurance that the above objectives have been met."  Please confirm to us and revise your disclosure in future filings to clarify, if true, that your disclosure controls and procedures are also effective in providing reasonable assurance that information required to be disclosed in your reports under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Refer to Section II.F.4 of SEC Release No. 33-8238.

Company Response:

We hereby confirm that our disclosure controls and procedures are effective, at the reasonable assurance level, in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The foregoing was disclosed in Item 4 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and will be disclosed in future filings.

In connection with the Company's response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2008 Annual Report;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2008 Annual Report; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management trusts that the above responses will be acceptable to the Staff.  Should you have additional questions or require any further clarification, please do not hesitate to contact me at (212) 584-4171 or at the address set forth on the first page of this letter.

Very truly yours,

/s/ Catherine M. Vaczy

Catherine M. Vaczy
Vice President and General Counsel